EXHIBIT 99.1

ROCKHAVEN RESOURCES LTD. NEWS RELEASE
DATED JUNE 23, 2011

ROCKHAVEN
RESOURCES LTD.
1016 - 510 West Hastings Street Vancouver, B.C. V6B 1L8 Tel: 604.687.2522	www.rockhavenresources.com info@nordacres.com TSX-V: RK

ROCKHAVEN RESOURCES LTD. UPDATES ITS MILL CITY GOLD CORP. TRANSACTION

June 23, 2011 - Rockhaven Resources Ltd. (TSX-V:RK) ("Rockhaven") is pleased to announce, further to its April 12, 2011 and June 14, 2011 news releases, that it has been issued 16,671,332 common shares of Mill City Gold Corp. (“Mill City”) pursuant to its Mount Hinton property option agreement, under which Mill City can earn a 100% in the Mount Hinton property located in the Keno Hill mining camp in central Yukon Territory.  Mill City can exercise the option by making staged payments totaling $5.16 million by December 31, 2014 and by the issuance of these 16,671,332 common shares to Rockhaven.  Rockhaven will also retain a 2% net smelter return royalty interest in the property.

Prior to the closing of the option transaction, Rockhaven did not hold any Mill City shares.  The 16,671,332 Mill City common shares acquired by Rockhaven at closing represent 19.9% of Mill City’s issued capital following the closing.  All of these shares will be held directly by Rockhaven and are being held for investment purposes.  Rockhaven may in the future take such actions in respect of its Mill City shares as it deems appropriate in light of the market circumstances then existing, including the potential purchase of additional shares of Mill City through open market purchases or privately negotiated transactions, or the sale of all or portion of such holdings in the open market or in privately negotiated transactions to one or more purchasers.

For additional information concerning Rockhaven Resources Ltd. please visit Rockhaven’s website at www.rockhavenresources.com or contact:

Ian J. Talbot, COO
Rockhaven Resources Ltd.
T: 604-687-2522
italbot@telus.net

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE: This news release includes certain "forward-looking statements".  Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Rockhaven are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results to differ materially from those expected by Rockhaven are those risks described herein and from time to time, in the filings made by Rockhaven with Canadian securities regulators. Those filings can be found on the Internet at http://www.sedar.com.